UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

RECENT DEVELOPMENTS AND OTHER UPDATED INFORMATION

Group Organization

We are now organized in eight business lines, as follows:

-	Equipment (which includes all the Sercel business entities, such as Metrolog, GRC and De Regt);

-	Marine Acquisition;

-	Land Acquisition (including Land EM and General Geophysics);

-	Multi-Physics;

-	Multi-Client and New Ventures;

-	Subsurface Imaging;

-	GeoSoftware (including the software sales and development of Jason and Hampson-Russell); and

-	GeoConsulting (including the consulting activities of Jason and Hampson-Russell combined with the consulting and geologic library business of Robertson, as well as Data Management Services).

These activities are organized into three segments for our financial reporting: Equipment, Contractual Data Acquisition (which includes Marine Acquisition, Land Acquisition and Multi-Physics) and Geology, Geophysics & Reservoir (“CGR”) (which includes Multi-Client and New Ventures, Subsurface Imaging, GeoSoftware and GeoConsulting).

Industry Conditions and Outlook

Market Environment

The oil services segment and, hence, the seismic sector, experienced a significant slowdown in growth from mid-2013 due to oil and gas companies cutting investments in exploration and production projects to improve cash flow generation in the near-term and maintain their expected level of distributions to shareholders. This situation was further evidenced in 2014, as global exploration and production spending eventually stabilized, and seismic spending fell by 10%. During the second half of 2014, after Saudi Arabia decided to maintain its global market share and let supply-and-demand fix the market price, the Brent oil price fell sharply and quickly. In the space of seven months, the Brent oil price fell by 59% from U.S.$115 per barrel (mid-June 2014) to U.S.$47 per barrel (mid-January 2015), which caused oil and gas companies to reduce their planned exploration and production spending for 2015.

In 2015, the average Brent oil price hovered near U.S.$53 per barrel (source: BP/investor/trading update), a decrease of 45% compared to 2014. It closed at U.S.$37.28 per barrel at year-end. At this price level, the international oil and gas companies do not generate enough positive cash flow after payment of dividends and exploration and production expenses, even after having significantly reduced these costs (by approximately 20% between 2014 and 2015). As for the national oil and gas companies, their priority is the management of oil and gas income and the rate of decline of their fields. In this context, investments in exploration and production in 2015 decreased by approximately 10% compared to 2014, with the notable exception of the Middle East where these investments continued to increase by approximately 5% (source: Company, on the basis of independent reports). In addition, investments in shale production decreased sharply, by approximately 35% compared to 2014, as a portion of the reservoirs are no longer profitable at current average oil prices. On the production side, the oil supply is still increasing because the principal producers in the Middle East continue to hold their position of maintaining market share, while in the United States, shale oil production was much more resilient than expected and only started to decrease in the second half of 2015. On the demand side, demand for oil has been stronger than expected, particularly in the United States, Europe and India, encouraged by low prices. However, the oil and gas market remains unbalanced with supply outstripping demand by 1.5 to 2 million barrels per day.

For 2016, the fall in crude oil prices in the second half of 2015 has led oil and gas companies to plan for an additional decrease in exploration and production spending of 5% to 10%. This would be the first time since 1986-87 that this spending will decrease for two consecutive years, and oil and gas companies estimate that the oil price would need to return to U.S.$60-70 in order for spending to increase. Exploration spending (which supports the majority of our activity), taken alone, is down even further, with the ratio of exploration spending to exploration and production spending at its lowest in 15 years, which suggests that long-term investments by most oil and gas companies will remain low. As for marine activity, numerous exploration and development projects have been halted or canceled because the (future) resale price for a barrel of oil extracted from a deep or ultra-deep sea zone remains below the current average oil price, which has led oil and gas companies to focus on other projects. As a result, this segment should see spending decrease significantly further in 2016 (source: Company, on the basis of independent reports).

However, we believe this situation of under-investment in oil and gas exploration, particularly marine exploration, is not tenable over the long-term. Currently, the increase in production from conventional onshore deposits (e.g., in Iran and Iraq) and the productivity gains for non-conventional deposits (e.g., shale gas in the United States) addresses both the growth in global demand and the natural depletion of deposits being exploited. In the medium-term, this continued and rapid depletion of conventional onshore deposits should cause a renewal in the demand by producers for seismic imaging, particularly in the Middle East, China and Russia. In the long-term, the growth in global demand will not be able to be satisfied without the development of new offshore deposits, which should become profitable again after a significant reduction in the cost of offshore oil and gas services, notably resulting in a better cooperation between services companies and oil and gas companies in all aspects of deposit exploitation and the development of an integrated plan for reservoirs. From that point, these changes should permit a return to favorable growth prospects for geophysics and geosciences in the long term.

Commercial Strategy

We will continue to focus our strategy on delivering high-end seismic services, equipment and integrated solutions in the geophysics, geology and reservoir characterization disciplines. We develop solutions based on a cross-disciplinary approach, integrating the cutting-edge technologies developed in each area of our expertise and adapting or upgrading these technologies to meet client needs, such as our StagSeis multi-client program in the Gulf of Mexico or the “Bedias Creek” survey for the U.S. non-conventional industry which combined equipment, data acquisition, subsurface imaging and geological expertise. Along with high quality of service and technology, sound management of health, safety and environmental factors is crucial for establishing lasting relationships between clients and service providers.

We believe that long-term differentiation will result from acquisition technologies powered by high-end seismic equipment and combined with sophisticated subsurface imaging solutions. This combination will significantly improve seismic image quality while maintaining reasonable lead time, in line with the exploration and drilling decision process of our clients. This technological differentiation will be enhanced by our upstream geological consulting expertise and downstream reservoir characterization software and services to provide our clients with reliable static and dynamic reservoir modeling solutions to enable more accurate assessment of known or future reserves and improved oil and gas recovery rates in producing fields.

In general, our clients are increasingly focused on the positioning and configuration of their drilling sites very early on in the production cycle. This translates into a growing interest in the technological content of geophysical data to extract highly specific reservoir properties to feed their development decision-making process. Our clients want to predict stress and fractures and need to ensure safe and predictable drilling and completion operations while optimizing their return on investment. These requirements could strongly influence key aspects of the seismic imaging and reservoir characterization technology market and could significantly increase the geoscience content of the seismic market.

Innovative solutions from Sercel

In the Equipment sector, Sercel continues to maintain a high level of research and development given the high technological content of seismic equipment, such as wireless technology, broadband seismic, miniaturized electronics as well as optical and acoustic technologies.

We believe, based on public data released by the four main players in the seismic equipment market, that Sercel’s market share increased from 69% to 73% over the 2013-2015 period.

Sercel launched a number of new products in 2014 and 2015, including:

-	The Nomad 65 Neo and Nomad 90 Neo vibrators that allow the generation of a wider range of seismic wave frequencies and are therefore the ideal source for broadband seismic land surveys;

-	GeoWave® II, the first digital multi-level array specifically designed to withstand high temperatures (up to 400°F/205°C) and high pressures (up to 25,000 psi/1,725 bars) and deploy up to 120 levels on a standard wireline;

-	QuietSea™, a passive acoustic monitoring system for detecting the presence of marine mammals during marine seismic surveys; and

-	GeoTag, the leading acoustic positioning system for seabed seismic acquisition allowing accurate positioning of all types of Ocean Bottom Cable (OBC), Ocean Bottom Node and Transition Zone cable systems for seabed seismic surveys in water depths down to 500 meters.

The development and improvement of land and offshore acquisition technologies

We believe that industry demand for geophysical services will continue to be linked to new technologies. We expect that high-end surveys (such as high-definition 3D (BroadSeis), 3D broadband, 3D full-azimuth, as well as 4D (with time as the fourth dimension) and multi-component (3C or 4C), etc.)) will play a key role in future exploration and production, especially for the offshore sector. With respect to the onshore sector, increased demand for ultra-high density surveys should result in crews appearing in the field for over one hundred thousand channels in the next five years. This trend will require a complete redesign of the land acquisition chain. Current development efforts focus on low-cost sensors, automated spread deployment and automated data quality control.

The improvement of imaging and the development of integrated solutions for reservoir simulation

To anticipate the exponentially increasing flow of data (“Big Data”), considerable research and development (“R&D”) effort is focused on seismic data processing, data storage and management as well as new solutions for highly parallelized computer architectures to process data in a reasonable timeframe while lowering energy consumption. We also believe that by continuously improving our subsurface imaging software, we should be able to maintain our position as one of the leading suppliers of high-end seismic services for land and offshore surveys. Our R&D work will continue to focus on improving imaging in complex zones for seismic exploration and production as a technology for characterizing and monitoring reservoirs. Lithological prediction (identification of rocky layers surrounding an oil and gas accumulation) and reservoir characterization applications, in particular 3D prestack depth imaging, subsalt depth imaging, broadband depth imaging, multi-component acquisition imaging and differential imaging unique to 4D surveys will continue to progress.

Outlook for Our Activities in 2016

Commercial outlook

Our seismic activities (equipment, acquisition and imaging) are strongly correlated to exploration activity and should decline during 2016. More generally, geosciences activity should also decline as oil and gas companies are expected to continue reducing their expenses and cut back investments, which will result in an even more difficult market than the one currently faced for the entire oil and gas sector. It is in this environment that we recently launched a new stage in our Transformation Plan.

Industrial outlook

In 2016, we will focus on the deployment of our Transformation Plan, in particular on the implementation of the changes announced in November 2015. More generally, we will continue to develop and market high-end geoscience solutions: upstream with our equipment offering; in the data acquisition business, which remains essential for maintaining our traditionally strong and global relationships with the major players; and finally downstream with services linked to geological and geophysical data. As a result of the high level of expertise developed in each of our businesses and the integration of these business activities within one company, we can engage in collaborative R&D and partnerships with clients who value the technological leadership of CGG in all areas of geoscience.

Equipment: preserve our market share through technology and a solid customer base

We estimate that the seismic equipment market will remain low overall, particularly affected by the significant weakness in demand for marine seismic equipment (which should represent only approximately 25% of the equipment market in 2015 and 2016) and as a result of the very sharp reduction in industrial investments of our main clients and the removal of a number of seismic vessels (including those of the Group). We estimate that the land seismic equipment market will be generally stable in 2016 (but at a low level). Nonetheless, our Sercel subsidiary could be supported by growing sales of the 508XT, its next-generation land acquisition system, whose quality and functionality were demonstrated in the field during 2015. In the medium-term, the land equipment market should be lifted up by the need for better imaging of conventional onshore reservoirs that are currently being intensively exploited (with the increase in volumes produced aiming to offset the drop in prices as best as possible) in order to better control their depletion.

Overall, the geophysical market has been characterized by increasing demand for technological advances both in land and marine for high-resolution imaging. We anticipate that this trend will continue in the coming years. Given our strong reputation and past success, Sercel should be able to maintain its leading position in the seismic equipment market (source: Company) by capitalizing on our installed base, the application of new technologies to its product range as well as its diversified geographical presence.

Contract data acquisition: preserve expertise and limit exposure

In 2014, the marine seismic industry needed to show discipline in the face of deteriorating conditions in marine contract activity, with prices dropping by more than 10% on average. We were the first company to announce, in early 2014, our decision to reduce our fleet size from 18 to 13 3D high-capacity vessels. This step was followed by the other principal players in the market. By the end of 2014, the market contracted even more severely as a result of the drastic reduction in offshore exploration and production budgets by oil and gas companies, with a significant impact on certain traditional marine seismic acquisition markets such as the North Sea or the Arctic Sea. The utilization rate for the fleets of all market players also significantly decreased in the first half of 2015. In this environment, we ceased operating two 3D vessels in early 2015, keeping only 11 in operation. Despite this adjustment and those of other players, the search for solutions for deploying the entire marine seismic industry’s vessels took priority over expected profits, resulting in a drop in prices to levels never before seen, as, since the second quarter of 2015, the revenue generated by a vessel is close to the cash cost of its operation.

It was in this context that we announced in early November 2015 an additional step in our Transformation Plan for the marine seismic acquisition activity, with the decision to withdraw six additional vessels from our fleet, in order to operate not more than five 3D high-capacity vessels. We noted that marine seismic acquisition activity was tending to become more and more a “commodity” for clients, who have a small appetite for exploration and are generally sensitive to the price factor, and characterized by significant loss-marking. Furthermore, as we and our competitors have cold-stacked a portion of our seismic fleets, the ability for a price rebound in the market appears limited for some time due to the possibility of a rapid return of capacity in the event of an improvement in demand. We therefore decided to drastically reduce our exposure to the marine contract market and to reposition the size of our fleet toward our needs in the area of multi-client production studies that are sufficiently pre-funded (at around 70%), which means operating five 3D vessels for the next two years. The marine seismic acquisition activity will thus become principally a technological tool applied to the acquisition of multi-client data.

As a result, the global 3D high-capacity seismic fleet, which should comprise around 41 vessels at the end of 2015 compared to 63 vessels at the end of 2013, will continue to decrease in 2016 given the announcements made by the different operators.

In Land Acquisition, we will continue to target niche and high-technology markets, focusing on differentiation and operational excellence rather than market share, and avoiding as much as possible commoditized markets. Our strategy is to serve the increasing demand for high-resolution land seismic acquisition and high-end technology already visible in the Middle East and North Africa through the expanded use of UltraSeis broadband solutions. We will continue to implement long-term partnerships in key regions when possible, as has been done in the Middle East with TAQA. The year 2015 saw the beginning of a recovery in the financial situation of the Seabed Geosolutions BV joint venture (owned 40% by CGG and 60% by Fugro) and this will continue to be one of the priorities for the Acquisition segment in 2016.

As for our Multi-Physics business, our priority for 2016 will be to capitalize on the implementation of our restructuring plan, which in 2015 built a sustainable cost base adapted to current market conditions, as well as to continue our program to rationalize our aircraft fleet with the aim of reducing the number of aircraft types to optimize their management. We will also further explore the synergies of electromagnetic and high-resolution gravity measurements with seismic data.

Finally, with a reduced seismic fleet, the revenues generated by the Acquisition segment should now represent less than 15% of the Group’s consolidated revenues, with the Geology, Geophysics & Reservoir (CGR) segment and the Equipment segment representing approximately 60% and approximately 25% of the Group’s consolidated revenues respectively.

Geology, Geophysics & Reservoir: develop an integrated geoscience business

The multi-client business saw investments decrease by approximately 50% in 2015 compared to 2014 (U.S.$713 million), as the IBALT multi-client program launched in 2012 in the Gulf of Mexico, and based on the StagSeis technology, was completed in mid-October 2014. It should continue to attract increased interest from major oil companies in the region, notably in advance of the many lease block auctions scheduled for the 2015-2017 period, and should generate significant after-sales in future years. For 2016, investments are expected to increase slightly, with a pre-funding rate of over 70%, drawn by the resilient appetite of oil and gas companies for good-quality multi-client seismic data in zones they know well (such as Brazil and the North Sea), which can capitalize on their existing infrastructure and reduce the marginal investment cost. In addition, we should benefit from interest in new prospecting zones, such as the Mexican portion of the Gulf of Mexico, where our expertise is well established.

Regarding the marine multi-client business, we will now dedicate most our seismic fleet utilization to this activity, with marine contract acquisition taking up the remainder. As a result, multi-client activity could continue to be an integrating factor for all of the Group’s technologies (equipment, acquisition, imaging and geoscience), by creating products that use the different expertise developed by each of our product lines and which will allow our clients to better prepare their subsurface exploration.

Subsurface Imaging activity was more resilient than the Equipment and Acquisition activities in 2015, driven mainly by the increasing complexity of the geologies to be imaged, which require additional sophisticated and high-end algorithms, an area in which we enjoy a unique leadership position. In addition, oil and gas companies are now asking for more reprocessing to benefit from new and less costly imaging algorithms, as the success of their exploration efforts in challenging areas relies heavily on the best possible seismic images. Nonetheless, the subsurface imaging market followed the global trend of reducing exploration and production spending by clients, as the drop in the number of marine and land seismic acquisition projects directly resulted in a significant decrease in new data to process. Software sales and consulting activities were also resilient in 2015, with a decrease in revenues that was proportionately lower than the decrease in exploration and production spending by our clients. The cost of these products and services for clients is well below the value they generate, particularly with respect to the size of exploration and production budgets. Overall, Imaging and Reservoir activity saw its revenues erode in 2015 (a decrease of 17% over the first nine months of the year compared to 2014), a trend that should continue in 2016.

Financial outlook

In 2016 we do not anticipate an improvement in the seismic and geosciences markets compared to 2015. In this context our priorities will continue to be tight cash management, cost reduction, operational and commercial efficiency and dynamic debt management. Industrial capital expenditure should decrease to between U.S.$100 million and U.S.$125 million in 2016. Multi-client cash capital expenditure should be in the range of U.S.$300 million to U.S.$350 million in 2016 with a prefunding rate of over 70%. Finally, we may also sell non-strategic assets in 2016, the proceeds of which would be used to finance our activities in general.

Marine Acquisition Activity

Overview

As of November 30, 2015, CGG operated a fleet of eight 3D high-capacity vessels (12 or more streamers), one source vessel and one 3D/2D vessel of lower capacity, and offers a complete range of 2D and 3D marine seismic data acquisition services in the Gulf of Mexico, the North Sea, off the coasts of Western Africa and Brazil as well as in the Asia-Pacific region. CGG also offers its marine seismic data acquisition expertise in boarder areas and is a pioneer in the Arctic region and off the coasts of Eastern Africa. CGG provides both marine seismic contract data acquisition and multi-client surveys.

Description of the Group’s fleet

As of November 30, 2015, our operational fleet consisted of eight 3D high-capacity vessels (12 or more streamers), one source vessel and one 3D/2D vessel of lower capacity.

Each of the Oceanic Sirius, the Oceanic Vega, the Geo Caspian, the Oceanic Endeavour, the CGG Alizé, the Oceanic Champion, the Viking Vision and the Geo Celtic vessels can deploy 12 or more streamers simultaneously.

All 3D high-capacity vessels are equipped with solid Sentinel streamers, which provide several advantages over other industry streamers, such as conducting studies in tougher sea conditions, registering better frequency data and signal-to-noise ratio data, and reducing the environmental impact. All our vessels can deploy BroadSeis, our broadband marine acquisition data solution, which combines industry-leading equipment, unique variable depth streamer acquisition techniques and proprietary deghosting and imaging technology due to seismic wave reflection. As of November 30, 2015, 100% of our fleet was also capable of deploying BroadSource, which, combined with BroadSeis, provides the ultimate in broad-bandwidth ghost-free seismic data, achieving a bandwidth of 2-200 Hz.

In order to operate an optimal 3D fleet and adapt to extremely difficult market conditions, various measures to reduce our fleet were taken during the year 2015, in line with the reduction plan engaged in 2014:

•	The Symphony was sold on February 12, 2015, to be destroyed;

•	The Princess was sold on March 5, 2015, to be returned to service by its purchaser in another sector of activities;

•	The Vantage and the Viking II were returned to their owner on February 28, 2015 and March 31, 2015, respectively.

•	The Viking was returned to its owner on November 16, 2015.

•	The Oceanic Phoenix has not been in use since March 2015 and will be returned to its owner at the end of its lease.

•	The Viking Vanquish, which was used as a source vessel throughout the year, ceased to be used at the end of November 2015 and will be returned to its owner at the end of its lease on November 2, 2020; and

•	The Geowave Voyager and the Pacific Finder have been used as source vessels throughout the year.

Furthermore, a new fleet reduction plan was adopted, with the following results:

•	The Geo Caribbean, the Geo Coral and the Oceanic Challenger ceased to be used in September 2015, October 2015 and October 2015, respectively.

•	The CGG Alizé, the Geo Celtic and the Viking Vision will no longer be used starting January 2016, January 2016 and March 2016, respectively.

Management of the Group’s fleet

As of November 30, 2015, based on the reduction plan currently in effect, our seismic fleet is still managed mostly by our two joint-venture ship managers: CGG Eidesvik Ship Management AS (60% of the operated fleet) and GeofieLD Ship Management Services SAS (20% of the operated fleet), in addition to Volstad and Swire Pacific Offshore which each manage one vessel (10% of the operated fleet).

Ownership of the Group’s fleet

As of November 30, 2015, the Group owned the Oceanic Challenger, the Geowave Voyager, the Geo Coral, the Geo Caribbean, the Geo Celtic and the CGG Alizé, co-owned two ships (the Oceanic Sirius and the Oceanic Vega) and operated the rest of its fleet under charter agreements.

The following table provides certain information concerning the seismic vessels operated by us or cold stacked as of November 30, 2015.

Vessel name	Year built	Year upgraded	Year joined fleet	Time charter/ Bareboat expiry	Extension options(a)	2D/3D	Maximum no. of streamers (b)	Vessel length (m)
Oceanic Champion	1994	2012	2009	June 2020	n.a	3D	14	107
Oceanic Endeavour	2007	2011	2009	April 2018	2 × 5 years	3D	16	92
Oceanic Vega	2010	n.a.	2010	July 2022	4 × 5 years	3D	20	106
Pacific Finder (c)	2011	n.a.	2011	March 2019	1 × 8 years	3D/2D	4	68
Oceanic Sirius	2011	n.a.	2011	October 2019	4 x 5 years	3D	20	106
Geo Caspian (c)	2010	n.a.	2013	February 2017	4 x 2 years	3D	16	108
Operated end of 2015, cold stacking planned for 2016
CGG Alizé	1999	n.a	1999	Owned	n.a.	3D	16	101
Geo Celtic	2007	n.a	2013	Owned	n.a.	3D	12	101
Viking Vision	1993	2007	2007	July 2017	2 x 5 years	3D	14	105
Geowave Voyager	2005	2009	2009	Owned	n.a.	3D	12	83
Vessels cold stacked in 2015
Oceanic Phoenix	2000	2011	2009	March 2019	10 × 1 year	3D	14	101
Geo Caribbean	2008	n.a.	2013	Owned	n.a.	3D	14	101
Oceanic Challenger	2000	2005	2005	Owned	n.a.	3D	12	91
Geo Coral	2010	n.a.	2013	Owned	n.a.	3D	16	108
Viking Vanquish (c)	1999	2007	2007	November 2020	n.a.	3D	12	93

(a)	Number of years.
(b)	Tow points.
(c)	Includes a purchase option.

Out of the 10 vessels still operated by the Group as of November 30, 2015, four were used for their last contractual mission before being coldstacked.

The Pacific Finder and the Geo Caspian are the only vessels under time charter. The other vessels are either fully-owned or hired under bareboat charter. Among those under bareboat charter, the Oceanic Sirius and the Oceanic Vega are co-owned with Oceanic Seismic Vessels AS and Eidesvik Seismic Vessels AS, respectively.

Competition and market

Five companies (CGG, PGS, WesternGeco, Polarcus and Dolphin) represented more than 80% of the 3D marine market at the end of 2015, one of which, Dolphin, ceased its operations and filed for bankruptcy on December 14, 2015. The contraction of demand in the marine seismic acquisition market observed in 2014 continued to a larger extent in 2015 as a result of the negative evolution of hydrocarbon prices and the budgetary constraints of the oil and gas companies. This resulted in an offer/demand imbalance, despite the announced intention of all companies to freeze, temporarily or permanently, and to de-equip seismic vessels. The year 2015 was characterized by a lower utilization rate of seismic vessels. However, we believe that long-term market trends remain positive as seismic technology remains an essential part of the exploration and production process. CGG has thus positioned itself in future exploration markets, such as in Russia through AGE, a new joint-venture with our Russian partner SovComFlot.

2016 outlook

In 2015, CGG continued and accelerated its operated fleet’s reduction plan to adjust to the market slowdown. Still, the Group retained its most high-end and recent vessels and leveraged its broadband offer and geographical positioning with a view to limiting the impact of reduced market prices. The transformation plan involving cost saving initiatives at all levels of the Group resulted in a significant reduction of operational fixed costs and industrial investments.

Our strategy for our Marine Acquisition business is to focus on resizing our fleet to the extent required to adjust to market conditions, while remaining a worldwide player in the high-technology market segment. Therefore, the transformation plan will be continued in 2016, leading to further reduction in the operated fleet’s size (as discussed above), in operational fixed costs and in industrial investments, with a focus on the following priorities:

•	Reducing our fleet to five 3D high capacity vessels in early 2016;

•	Allocating two-thirds of our restructured fleet to our own operations for Multi-Client production; and

•	Implementing a plan to further reduce costs and our workforce.

Risk Factors

The following risk factors supplement, and should be read in connection with, the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Commission on April 13, 2015, as amended by Amendment No. 1 filed with the Commission on July 30, 2015.

Risks related to our Liquidity, Outlook and Prospects

Risks related to our liquidity and outlook

In the context of a difficult market environment, due in particular to the decline in oil prices since mid-2014, we must confront the reduction in demand for our products and services and the resulting pricing pressure in the industry. In the nine months ended September 30, 2015, our operating income amounted to a loss of U.S.$992 million (or a loss of U.S.$2 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan), compared to a loss of U.S.$165 million for the nine months ended September 30, 2014 (or income of U.S.$131 million before restructuring expenses), and a loss of U.S.$698 million for full-year 2014 (or income of U.S.$242 million before restructuring expenses). It is difficult to predict how long the current economic conditions and lack of balance between supply and demand will persist, whether the oil prices will remain at their current low levels, or whether the current market conditions will deteriorate further.

In order to confront this deterioration in the economic environment for our different activities, we decided to implement the next step in our Transformation Plan, which in particular includes an extension of our debt maturity and a share capital increase.

We carried out an exchange offer for our 2017, 2021 and 2022 senior notes in exchange for participations in senior secured term loans maturing in 2019 (see our reports on Form 6-K dated November 19, 2015, December 7, 2015 and January 4, 2016). U.S.$126.7 million (out of a maximum total of U.S.$135 million) of 2017 senior notes were tendered in the exchange offer. In addition, the €84 million Fugro loan was also replaced by a senior secured term loan maturing in 2019. As a result of these transactions, most of our medium-term debt maturities (from 2016 to 2018) were postponed.

If we are unable to successfully complete our financial restructuring, and in particular if we are unable to complete the share capital increase, we may have to undertake alternative financing plans, including selling assets, reducing or delaying capital investments or further restructuring our debt. We cannot assure you that any assets could be sold or, if sold, as to the timing of the sales or the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms or at all. As of the date of this report, we do not have sufficient working capital to meet our obligations for the next 12 months. If we are unsuccessful in completing the share capital increase or putting in place alternative financing plans, we may not be able to meet our working capital needs, which could have a material adverse effect on our financial position and prospects.

Risks related to the implementation of our Transformation Plan

On November 5, 2015, we announced the next step in our Transformation Plan which was initially put in place at the end of 2013 in order to transform CGG from a seismic acquisition company into an integrated geosciences group. The Transformation Plan includes in particular a refocus on high value-added activities and a reduction of our fleet to five vessels principally dedicated to Multi-Client activity, as well as the implementation of cost saving actions and a reduction of investments (for additional information, see our report on Form 6-K dated December 21, 2015). This new step should permit us to confront a difficult market environment that could continue to deteriorate. Nevertheless, we cannot assure you that this plan will be sufficient if conditions degrade even further (in particular if the price of oil should continue its fall and stabilize over the 2016-2017 period below an average of U.S.$40 per barrel, which would represent a 25% drop from the average price in 2015, likely leading oil and gas companies to further limit their exploration and production spending) and we cannot assure you that this new step in the Transformation Plan will allow us to achieve the desired results within the expected timeframe. If we are unable to implement the Transformation Plan in an efficient manner or if it does not produce the desired results, this could have a material adverse effect on our results, financial position and prospects.

Market Risk Updates

Liquidity risks

As of September 30, 2015, we had U.S.$2,538 million of net debt with U.S.$2,873 million of gross financial debt (based on the closing exchange rate of U.S.$1.1203 per euro), including €299 million related to the debt component, according to IFRS, of the OCEANE convertible bonds due 2019 and 2020, and including U.S.$39 million of bank overdrafts and accrued interest, and we had U.S.$335 million of cash and cash equivalents.

As of September 30, 2015, our financial debt consisted primarily of:

•	U.S.$135 million outstanding principal amount of our 7.75% Senior Notes due 2017, €400 million outstanding principal amount of our 5.875% Senior Notes due 2020, U.S.$650 million outstanding principal amount of our 6.50% Senior Notes due 2021, and U.S.$500 million outstanding principal amount of our 6.875% Senior Notes due 2022;

•	€360 million outstanding principal amount of our OCEANE convertible bonds (bonds convertible into or exchangeable for new or existing shares), U.S.$35 million of which are due 2019 and have a 1.25% interest rate and U.S.$325 million of which are due 2020 and have a 1.75% interest rate;

•	our U.S.$325 million French revolving facility, of which €112 million and U.S.$130 million was drawn as of September 30, 2015. Total availability under our French revolving facility is US$325 million until July 31, 2016 and US$275 million until July 31, 2017;

•	our U.S.$165 million revolving facility, of which U.S.$130 million was drawn as of September 30, 2015;

•	our U.S.$250 million Nordic credit facility, of which U.S.$227.5 million was drawn as of September 30, 2015, of which U.S.$127.5 million was outstanding under the term loan and U.S.$100 million was drawn under the authorized revolving amount;

•	€84.4 million and U.S.$3.2 million under the vendor loan granted by Fugro as of September 30, 2015; and

•	a total of U.S.$21 million (of which U.S.$14 million was drawn) under various credit lines held by several of our subsidiaries.

The breakdown of our financial liabilities is presented in the table below:

	September 30, 2015	2016		2017-2019		2020 and beyond		Total(*)
(In millions of U.S.$)		Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Senior Notes & Convertible bonds	2,068	—	120	169	340	1,899	200	2,068	660
Bank borrowings	625	39	23	478	35	108	1	625	59
Financial leases	90	9	5	27	11	54	6	90	22
Banks overdrafts	1	—	—	—	—	—	—	1	—
Other financial debts	98	3	5	95	5	—	—	98	10
Derivative instruments	—	—	—	—	—	—	—	—	—
Cash	(335)	—	—	—	—	—	—	(335)	—

Total net financial liabilities(*)	2,546	51	153	769	391	2,060	207	2,546	751

*	excluding accrued interest of U.S.$38.4 million and IFRS adjustments (which primarily relate to deferred expenditures on borrowings and bond premium and original issue discount) of U.S.$(46.8) million.

The Senior Notes, the Nordic credit facility and the French and U.S. senior revolving facilities contain certain restrictive covenants, including covenants that require compliance with certain financial ratios. These financial ratios and tests as of September 30, 2015 are described below.

As of September 30, 2015, our available financial resources amounted to U.S.$361 million (including cash, cash equivalents, marketable securities and undrawn syndicated credit lines, excluding trapped cash).

On December 22, 2015, we completed an exchange offer launched on November 19, 2015 pursuant to which our Senior Notes due 2017, 2021 and 2022 were exchanged for participations in a senior secured term loan due 2019. As a result, U.S.$126.7 million (out of a maximum of U.S.$135 million) of Senior Notes due 2017, U.S.$45.1 million (out of a maximum of U.S.$650 million) of Senior Notes due 2021 and U.S.$80.1 million (out of a maximum of U.S.$500 million) of Senior Notes due 2022 were exchanged, reducing the Group’s financial debt relating to Senior Notes by U.S.$251.9 million.

On January 11, 2016, we announced that we had reached an agreement with the lenders under our French revolving facility to extend the maturity of certain commitments thereunder to 2018, subject to the successful completion of our planned capital increase. See our separate report on Form 6-K submitted to the Commission on January 11, 2016 describing this agreement.

Interest rate risks

We may be required to obtain a portion of our borrowings from financial institutions at variable interest rates indexed to drawing periods ranging from one to 12 months. As a result, our interest expenses on this debt vary in line with movements in short-term interest rates. However, a significant portion of our debt consists of fixed-rate bonds, as well as a number of fixed rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities (see note 14 “Financial Instruments” to our 2014 consolidated financial statements included in our Annual Report on Form 20-F filed with the Commission on April 13, 2015). This debt is not exposed to interest rate fluctuations.

The following table shows our variable interest rate exposure by maturity as of September 30, 2015:

	September 30, 2015
	Financial assets(*)		Financial liabilities(*)		Net position before hedging		Off-balance sheet position		Net position after hedging
	(a)		(b)		(c) = (a) – (b)		(d)		(e) = (c) + (d)
(In millions of U.S.$)	Fixed rate	Variable rate	Fixed rate	Variable rate	Fixed rate	Variable rate	Fixed rate	Variable rate	Fixed rate	Variable rate
Overnight to 1 year	49	129	43	8	5	121	—	—	5	121
1 to 2 years	—	—	311	255	(311)	(255)	—	—	(311)	(255)
3 to 5 years	—	—	1,596	130	(1,596)	(130)	—	—	(1,596)	(130)
More than 5 years	—	—	538	—	(538)	—	—	—	(538)	—

Total	49	129	2,487	394	(2,438)	(264)	—	—	(2,438)	(264)

*	excluding bank overdraft, accrued interest, IFRS adjustments and premium.

The following table shows our variable interest rate exposure on our financial assets and liabilities as of September 30, 2015:

	September 30, 2015
(In millions of U.S.$)	Impact on result before tax	Impact on shareholders’ equity before tax
Impact of an interest rate variation of +1%	(2.6)	(2.6)
Impact of an interest rate variation of -1%	2.6	2.6

The sensitivity analysis is based on a net exposure of U.S.$264 million.

Our variable interest rate indebtedness carried an average interest rate of 3.1% as of September 30, 2015, and our investments and other financial assets earned interest at an average rate of 0.9%.

Exchange rate risks

Our financial debt is partly denominated in euro and converted in U.S. dollars at the closing exchange rate. As of September 30, 2015, our U.S.$2,538 million of net debt included €935 million of debt denominated in euro, converted to U.S. dollars based on the closing exchange rate of U.S.$1.1203. From one year end closing to another, a variation of U.S.$0.10 in the closing exchange rate between the U.S. dollar and the euro would impact our net debt by approximately U.S.$100 million.

Equity and financial instrument risks

We are exposed to risk of fluctuations in the value of equities and other financial instruments we may hold.

Any transactions involving our own shares are decided by management in accordance with applicable regulations.

As of September 30, 2015, we owned 800,000 of our own shares with a balance sheet of the parent company value of €2.5 million (U.S.$2.8 million). These owned shares are not valued in the consolidated statements of the Group.

Our investment policy does not authorize short term investment in the equities of other companies.

The fair value of the own shares as of September 30, 2015 is as follows:

September 30, 2015
(In millions of U.S.$)	At fair value	Available for sale	Held to maturity	Derivatives	Total
Shares	U.S.$2.8	—	—	—	U.S.$2.8

Total	U.S.$2.8	—	—	—	U.S.$2.8

Financial covenants

Our French revolving facility and our U.S. revolving facility require that we meet certain ratios, tested at the end of each quarter for the rolling 12-month testing period, which were as follows as of September 30, 2015:

•	a maximum leverage ratio (defined as consolidated total net financial debt to consolidated EBITDAS): pursuant to amendments agreed in 2015, this ratio was increased from a ratio of 3.75x to a ratio of 4.00x for each rolling 12-month period ending on or before June 30, 2016 (this covenant was waived for the period ended December 31, 2015), 3.75x for each such period ending on or before June 30, 2017 and 3.50x thereafter; and

•	a minimum interest cover ratio (defined as consolidated EBITDAS to total interest costs) of 3:00 to 1:00.

Our Nordic credit facility requires that we meet certain ratios and tests, which were as follows as of September 30, 2015:

•	cash plus cash equivalents of not less than U.S.$75 million at all times;

•	a maximum leverage ratio (defined as consolidated total net financial debt to consolidated EBITDAS): pursuant to an amendment agreed in 2014, this ratio increased from a ratio of 3.75x to a ratio of 4.00x for each rolling 12-month period ending on or before June 30, 2016 (this covenant was waived for the period ended December 31, 2015), 3.75x for each such period ending on or before June 30, 2017 and 3.50x thereafter; and

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.00.

In addition, our Nordic facility requires us to maintain an aggregate fair market value of the vessels pledged as collateral of at least 150% of the loans outstanding under the facility, failing which we are required to prepay the outstanding loans in an amount sufficient to bring this ratio back up to 150%. As of December 31, 2015, this ratio was approximately 165%.

These financial ratios and tests and our levels thereunder were as follows as of September 30, 2015:

	U.S. revolving facility	French revolving facility	Term loan and revolving facilities secured by vessel assets
Ratio	Requirement	Requirement	Requirement		September 30, 2015
Total net debt to EBITDAS	<4.00	<4.00		<4.00		3.25x
EBITDAS to total interest costs	>3.00	>3.00		>3.00		5.10x
Minimum liquidity	N/A	N/A	Cash plus cash equivalents > U.S.$	75 million	U.S.$	335 million

The ratios presented above are based on financial measures calculated pursuant to the relevant facility agreement and which differ from, and may not be comparable to, similarly titled measures that we use for financial reporting purposes.

On January 11, 2016, we announced that we had reached an agreement with our main lending banks to revise the thresholds for our leverage ratio covenants for 2016 and beyond, subject to the successful completion of our planned capital increase, and to comply with a minimum liquidity covenant. See our separate report on Form 6-K submitted to the Commission on January 11, 2016 describing this agreement.

Directors, Senior Management and Employees

Composition of the Board of Directors

The following table sets forth the names of our current Directors, their positions, the dates of their initial appointment as Directors and the respective expiry dates of their current term.

Name	Age	Nationality	Position	Initially Appointed(5)	Term expires
Remi DORVAL(1) (Independent director)	64	French	Chairman	March 8, 2005	2018
Jean-Georges MALCOR	59	French	Chief Executive Officer(*) and Director	May 4, 2011	2019
Didier HOUSSIN (1) (2)	58	French	Director	July 30, 2015	2016
Loren CARROLL (2) (Independent director)	72	U.S.	Director	January 12, 2007	2017
Anne GUERIN (1) (3) (**)	47	French	Director	April 22, 2015	2016
Agnès LEMARCHAND (2) (3) (Independent director)	60	French	Director	September 21, 2012	2017
Gilberte LOMBARD (2) (4) (Independent director)	71	French	Director	May 4, 2011	2019
Hilde MYRBERG (2) (3) (Independent director)	58	Norwegian	Director	May 4, 2011	2019
Robert F. SEMMENS (1) (3)	58	U.S.	Director	December 13, 1999	2019
Kathleen SENDALL (3) (4) (Independent director)	62	Canadian	Director	May 5, 2010	2018
Daniel VALOT (4)	71	French	Director	March 14, 2001	2016
Michael DALY (1) (Independent director)	62	British	Director	September 30, 2015	2017

(1)	Member of the Strategy/Technology Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Appointment and Remuneration Committee.
(4)	Member of the Health, Safety, Environment & Sustainable Development Committee.
(5)	All current Directors have been appointed pursuant to article L.225-17 of French Commercial Code.
(6)	Since the general meeting held to approve the financial accounts for the year 2007, directors are appointed for a 4-year term.
(*)	Chief Executive Officer mandate renewed at the Board of Directors’ meeting held on March 26, 2014 for a duration of three years starting June 4, 2014.
(**)	Ms. Anne Guérin was coopted on April 22, 2015 in replacement of Mr. Jean-Yves Gilet. This cooptation was ratified by the general meeting held on May 29, 2015.

Ms. Anne Guérin was coopted on April 22, 2015 in replacement of Mr. Jean-Yves Gilet. This cooptation was ratified by the general meeting held on May 29, 2015. Ms. Guérin was designated upon Bpifrance’s proposal, a shareholder which owns 7.04% of the Company’s share capital and 12.68% of the Company’s voting rights as of December 31, 2015. Ms. Guérin will be Director until the general meeting to approve the financial accounts for the year 2015 is held. Ms. Guérin is also a member of the Appointment and Remuneration Committee and the Strategy/Technology Committee.

Ms. Guérin was born on August 16, 1968. She graduated from the ESCP Europe school. She began her career in 1991 as an account manager at the Banque du Développement des PME where she focused on mid- to long-term credit for small and medium-sized enterprises and small and medium-sized industries. After working at the head of the marketing division, she joined in 2000 Avenir Entreprise, the group’s private equity branch focused on small and medium-sized enterprises first as an account manager and then as an investment director until 2005. Ms. Guérin then spent three years in Dublin where she was involved with various associations, such as Irish Blind Sports and ATD Fourth World. In 2008, Ms. Guérin became regional director for Bpifrance in Ile de France-Ouest. In 2014, Ms. Guérin became the international financing director in charge of launching Bpifrance’s new export-credit business. Ms. Guérin is also a director of the VoisinMalin association, a social enterprise focusing on working-class neighborhoods.

Mr. Terry Young, former member of the Board of Directors, resigned from his duties on July 30, 2015. On September 30, 2015, the Board of Directors decided to coopt Mr. Michael Daly for the remaining duration of Mr. Young’s mandate, i.e., until the general meeting of 2017. The shareholders’ general meeting held on January 11, 2016 ratified Mr. Michael Daly’s cooptation as Director. Mr. Daly is also a member of the Strategy/Technology Committee.

Mr. Michael Daly, 62, is an English geologist who has extensive experience in managing oil companies and in the academic world. Mr. Daly graduated from the University College of Wales, from Leeds University (PhD) and from Harvard Business School (PMD). M. Daly began his career at BP in 1986 as a researcher in geology. After a period during which he occupied different functions in operational management in Exploration-Production in the Middle-East, in Venezuela, in the North Sea and in London, he was named director of operations of BP in the Middle-East and then in Southeast Asia. In 2006, he was name group’s Vice President and global head of Exploration at BP. From 2010 to 2014, M. Daly was Executive Vice-President and member of the Executive Committee of BP. He left BP after a 28 years career. He is currently an associate for Macro Advisory Partner, director of Tullow Oil and Professor at the Earth Sciences Department of Oxford University.

Mr. Olivier Appert, former member of the Board of Directors, resigned from his duties on July 30, 2015. On July 30, 2015, the Board of Directors decided to coopt Mr. Didier Houssin for the remaining duration of Mr. Appert’s mandate, i.e., until the general meeting of 2016. Mr. Houssin was designated upon the proposal of IFP Energies Nouvelles, a shareholder which owns 3.58% of the Company’s share capital and 6.46% of the Company’s voting rights as of December 31, 2015. The shareholders’ general meeting held on January 11, 2016 ratified Mr. Didier Houssin’s cooptation as Director. Mr. Houssin is also a member of the Strategy/Technology Committee and of the Audit Committee.

Mr. Didier Houssin, a graduate of the Institute of Political Studies of Paris (1977) and the National School of Administration (1983), exercised his international functions at the Ministry of Industrial Affairs from 1983 to 1987, before joining Total until 1990. Then, he became assistant-director of economic and financial affairs at the Ministry of Industrial Affairs, and director of energy and mineral resources from 1997 to 2004, before becoming Deputy Chief Executive Officer of BRGM. From July 2007 until October 2012, Mr. Didier Houssin was director of energy markets and security at the International Energy Agency (IEA) in charge of analyzing energy markets (in particular the oil, gas and electricity market, the renewable energy market) and the security of supply. From December 2012 to April 2015, he was director of the politics and technologies for sustainable energy at the IEA in charge for the development of carbon-based technologies and energetic transitions (ETP scenarios to 2050, technologic roadmaps, capture and sequestration of carbon and IEA’s international RD&D network). He was named Chairman of IFP Energies Nouvelles on April 8, 2015. Mr. Houssin is also Chairman of the Tuck Foundation.

Composition of the Corporate Committee

On September 1, 2015, the Group decided to change its internal organization to adapt itself to the new environment and to the new market conditions. Furthermore, the Board of Directors of the Company decided to appoint Ms. Sophie Zurquiyah as Corporate Officer (Directeur Général Délégué) of the Company, starting September 1, 2015 until February 25, 2018. Pursuant to this mandate, Ms. Sophie Zurquiyah will assist the Chief Executive Officer by heading the Technology and Global Operational Excellence functions.

The Corporate Committee is now composed as follows:

Jean-Georges Malcor	Chief Executive Officer
Stéphane-Paul Frydman	Corporate Officer Senior Executive Vice President, Finance
Pascal Rouiller	Corporate Officer Chief Operating Officer
Sophie Zurquiyah	Corporate Officer Chief Operating Officer
David Dragone	EVP, Human Resources

Employees

As of September 30, 2015 the Group had 7,658 permanent employees, of which 1,790 were in France. In connection with its Transformation Plan, the Group announced its intention to eliminate 930 positions worldwide. A consultation process with the staff representation entities has been launched in France and in Switzerland, with these two countries accounting together for more than 70% of the contemplated staff reduction plan. The consultation process has already been completed in Switzerland and should end around mid-March 2016 in France.

Legal Proceedings Update

Request for information from the Bureau of Industry and Security (BIS) of the United States Department of Commerce

Following an investigation by the BIS regarding some shipments to our vessels operating in or near Cuba that may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws, a warning letter without any financial penalty was issued on September 10, 2015. On July 29, 2015, the U.S. Office of Foreign Assets Control (OFAC) issued a pre-penalty notice. On December 15, 2015, a settlement agreement was signed pursuant to which we paid a fine of U.S.$614,250.

Principal Shareholders

As of December 31, 2015, the ownership of the Company’s shares was as follows:

Identity of Person of Group	Number of shares	% of shares	Theoretical voting rights	% Theoretical voting rights	Voting rights at general assemblies	% Voting rights at general assemblies
Bpifrance Participations	12,456,577	7.04	24,913,154	12.63	24,913,154	12.68
IFP Energies Nouvelles	6 346 610	3.58	12,693,220	6.43	12,693,220	6.46
Subtotal Bpifrance Participations and IFP Energies Nouvelles	18,803,187	10.62	37,606,374	19.06	37,606,374	19.14
DNCA Finance	12,520,528	7.07	12,520,528	6.35	12,520,528	6.37
Financière de l’Echiquier	10,191,000	5.76	10,191,000	5.17	10,191,000	5.19
FCPE “CGG Actionnariat”	77,800	0.04	155,600	0.08	155,600	0.08
Other shareholders	134,672,677	76.06	136,003,884	68.94	136,003,884	69.22
Treasury stock	800,000	0.45	800,000	0.41	0	0
Total	177,065,192	100	197,277,386	100	196,477,386	100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G
(Registrant)

By:

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: January 11, 2016